
ОАО
ЮТК
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Кра
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stc
Расчетный счет ________
____
БИК ________________
Кор. счет ________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

06016277

от 14.08.2006г. № 10.2-2/08-3625

на № ________ от ________

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

RECEIVED
2006 AUG 23 P 1:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A. Andreev,
Director General
"Southern Telecommunications Company" PJSC

Notification on the data
that may have a significant influence
on the value of the securities of a joint stock company

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

1. Type of the Issuer's financial (accounting) statements (consolidated or those of a legal entity), prepared in compliance with the International Financial Reporting Standards (IFRS) or the USA Generally Accepted Accounting Principles (US GAAP), and the period under report for which the said financial (accounting) reports have been made up:

Consolidated financial statements for the year ended 31st December 2005, prepared in compliance with the International Financial Reporting Standards (IFRS).

2. Date of sending (presenting) by the Joint-Stock Company of financial (accounting) statements to the respective authority (organization) regulating the foreign securities market, foreign organizer of trade in securities market and/or other organizations in compliance with foreign law for the purpose of their disclosure among the unlimited circle of persons:

August 11, 2006

3. Financial accounting standards used to prepare the Issuer's financial (accounting) statements (IFRS or US GAAP): ***IFRS***

4. Full name of the individual auditor or full registered name and location place of the auditing company, information on the license for auditing (number, date of issue, validity period, authority issuing the license) when the audit of the respective financial (accounting) statements has been performed, or the indication that the audit of the respective financial (accounting) statements has not been performed:

Full registered name: ***Limited Liability Company "Ernst & Young"***

Place of location: ***building 1, 77, Sadovnicheskaya nab., Moscow, 115035, Russian Federation***

Number of license for auditing: ***E002138***

Date of issue: ***September 30, 2002***

Validity period: ***till September 30, 2007***

Authority issuing the license: ***RF Ministry of Finance***

3. Signature

3.1. General Director of the Public Joint –Stock Company "Southern Telecommunications Company" (Signature) A. V. Andreev

3.2. Date " 11 " August 2006 Official seal

Notification on the data
that may have a significant influence
'on the value of the securities of a joint stock company

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

1. Type of the Issuer's financial (accounting) statements (consolidated or those of a legal entity), prepared in compliance with the International Financial Reporting Standards (IFRS) or the USA Generally Accepted Accounting Principles (US GAAP), and the period under report for which the said financial (accounting) reports have been made up:

Consolidated financial statements for the year ended 31st December 2005, prepared in compliance with the International Financial Reporting Standards (IFRS).

2. Date of sending (presenting) by the Joint-Stock Company of financial (accounting) statements to the respective authority (organization) regulating the foreign securities market, foreign organizer of trade in securities market and/or other organizations in compliance with foreign law for the purpose of their disclosure among the unlimited circle of persons:

August 11, 2006

3. Financial accounting standards used to prepare the Issuer's financial (accounting) statements (IFRS or US GAAP): ***IFRS***

4. Full name of the individual auditor or full registered name and location place of the auditing company, information on the license for auditing (number, date of issue, validity period, authority issuing the license) when the audit of the respective financial (accounting) statements has been performed, or the indication that the audit of the respective financial (accounting) statements has not been performed:

Full registered name: ***Limited Liability Company "Ernst & Young"***

Place of location: ***building 1, 77, Sadovnicheskaya nab., Moscow, 115035, Russian Federation***

Number of license for auditing: ***E002138***

Date of issue: ***September 30, 2002***

Validity period: ***till September 30, 2007***

Authority issuing the license: ***RF Ministry of Finance***

3. Signature

3.1. General Director of the Public Joint –Stock Company "Southern Telecommunications Company" (signature) A. V. Andreev

3.2. Date " 11 " August 2006 Official seal